                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008
                   ------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                   ------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on January 17, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: January 17, 2008
                                                By: /s/ Yaron Levy
                                                ------------------
                                                Yaron Levy
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

           G. WILLI-FOOD PROVIDES UPDATE ON ITS BUSINESS, ACQUISITION
                           ACTIVITIES AND OPERATIONS

YAVNE, ISRAEL - JANUARY 17, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today provided updates regarding its current operations, acquisition activity and preliminary fiscal fourth quarter and year end 2007 revenues.

BUSINESS OPERATIONS

The Company's Gold Frost subsidiary, which designs, develops and distributes chilled, dairy and frozen products, recently released a trading statement and expects that its gross and net profit for the year ended December 31, 2007 to fall below expectations affected by weather related problems, reduced milk production and cessation of EU dairy export subsidies, which have significantly increased the global price of raw materials for its products. While the dairy industry predicts that global prices for raw milk products should stabilize by the first half of 2008, Gold Frost's Board of Directors stated that they are unable to predict when global dairy prices will stabilize and therefore the outlook for Gold Frost in 2008 remains uncertain. Further to this, Gold Frost does not believe that it will be able to further pass on increased costs to consumers at present, but it will continue to monitor the situation carefully.

ACQUISITION ACTIVITY

The Company announced today that it is postponing its discussions to acquire a
51% majority interest in the Russian dairy distributor it had intended to purchase, as previously announced on October 22, 2007, until global dairy prices stabilize and there is more certainty in the dairy markets. As a result, there is no guarantee that the transaction will close.

On January 3, 2008, the Company announced Board approval for the closing of
Shamir Salads. The Israeli Anti-Trust Authorities have approved this acquisition, the closing is scheduled for next week and the Company expects to consolidate the results of Shamir Salads on the first quarter of 2008.

FOURTH QUARTER AND FULL FISCAL YEAR 2007

Willi Food announced that it expects to report an approximately 46% increase in revenues for the fourth quarter over the prior year's period and an approximately 31% increase in revenue for fiscal 2007 over the prior year's period.

Willi-Food expects to publish its financial results for the fourth quarter and full fiscal 2007 year at the end of March 2008. The Company will host an earnings conference call at that time.

Mr. Zwi Williger, President and COO of Willi-Food concluded, "For the period, we achieved impressive top line results while in an extremely difficult operating environment. We continue to monitor the dairy situation and look forward to launching our brand of premium kosher dairy products globally once raw milk prices stabilize. For now, we are seeking pathways to mitigate the risks of fluctuating commodity prices by diversifying our business verticals, entering new geographical markets and leveraging our infrastructure in the most efficient means possible. We hope to update everyone with respect to our strategic initiatives and acquisition strategy during our fiscal year end conference call."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at www.willi-food.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995
relating to future events or our future performance, such as statements regarding trends, demand for our products and expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes affecting currency exchange rates, including the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla
Foods, loss of one or more of our principal clients, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on
Form 20-F for the year ended December 31, 2006, filed with the Securities and
Exchange Commission. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange
Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

COMPANY CONTACT:
G. Willi Food International Ltd.
Yaron Levy, CFO
+972(8)932-1000
yaron@willi-food.co.il

IR CONTACT:
THE GLOBAL CONSULTING GROUP
Christopher Chu
(646) 284-9426
cchu@hfgcg.com